Exhibit 99.2

IT IS ORDERED as set forth below:

Date: July 16, 2012
Paul W. Bonapfel
U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

N O R T H E R N  D I S T R I C T  O F  G E O R G I A

ATLANTA DIVISION

IN RE:	:	Chapter 11
:
CDC CORPORATION,	:	Case No. 11-79079-pwb
:
Debtor.	:	Judge Bonapfel
:
CDC CORPORATION,	:
:
Plaintiff,	:
	:	Adversary Proceeding No. 12-05266
v.	:
:
EVOLUTION CAPITAL MANAGEMENT,	:
LLC, EVOLUTION CDC SPV LTD.,	:
GLOBAL OPPORTUNITIES FUND LTD.,	:
SPC, SEGREGATED PORTFOLIO M (f.k.a.	:
“EVOLUTION MASTER FUND LTD., SPC,	:
SEGREGATED PORTFOLIO M”), EVO	:
CHINA FUND, AND E1 FUND LTD.,	:
:
Defendants.	:
:

ORDER DENYING DEBTOR’S MOTION FOR PRELIMINARY INJUNCTION

On May 11, 2012, Debtor filed a Complaint To Enforce Automatic Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court (“Complaint”) (Dkt. No. 395) and a

“Motion For Preliminary Injunction To Enforce Automatic Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court” pursuant to 11 U.S.C. §§ 105(a) and 362 (the “Motion”) (Adv. Proc. Dkt. No. 3). On June 14, 2012, defendants Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and E1 Fund Ltd. (collectively, the “Evolution Funds”) filed an “Opposition To Debtor’s Motion For Preliminary Injunction” (the “Evolution Funds’ Opposition”) (Adv. Proc. Dkt. No. 16), and defendant Evolution Capital Management, LLC (“ECM”) filed an “Opposition To Debtor’s Motion For Preliminary Injunction” (the “ECM’s Opposition”) (Adv. Proc. Dkt. No. 21). On July 9, 2012, the Official Committee of Equity Security Holders filed a “Brief In Support Of Motion For Preliminary Injunction” (the “Committee’s Brief In Support”) (Adv. Proc. Dkt. No. 30).

The matter came before this Court on July 10, 2012 for hearing on the Motion (the “Hearing”), at which appearances were made by counsel for Debtor, counsel for the Evolution Funds and ECM, and counsel for the Official Committee of Equity Security Holders. After affording the foregoing an opportunity to make legal argument, and after reviewing and considering the arguments of counsel, the pleadings and briefs filed in this case, the Court announced its findings of fact and conclusions of law on the record at the conclusion of the Hearing (which findings of fact and conclusions of law are incorporated herein) and ruled that the Motion should be denied, without prejudice, for the reasons stated on the record at the Hearing.

IT IS THEREFORE ORDERED that Debtor’s Motion is DENIED.

[END OF DOCUMENT]

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Prepared and presented by:

PARKER, HUDSON, RAINER & DOBBS LLP
Co-counsel for the Defendants

By:	/s/ C. Edward Dobbs
C. Edward Dobbs
Georgia Bar No. 223450 edobbs@phrd.com
James S. Rankin, Jr.
Georgia Bar No. 594620 jrankin@phrd.com
1500 Marquis Two Tower
285 Peachtree Center Avenue, N.E.
Atlanta, Georgia 30303
(404) 523-5300

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